UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:  December 31, 2005
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                ------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Telzuit Medical Technologies, Inc.
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Full Name of Registrant

Nimbus Group, Inc., Take to Auction Com, Inc., Taylor Madison Corp.
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Former Name if Applicable

5422 Carrier Drive, Suite 306
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Address of Principal Executive Office (Street and Number)

Orlando,Florida32819
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City, State and Zip Code

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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Registrant needs additional time to complete the procedures necessary to enable it to deliver necessary information in response to inquiries from its independent accountants, to allow Pender Newkirk & Company to issue its reports on the review of the Registrant's financial statements. As a result of these delays and in order to ensure the accuracy and completeness of the Registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2005, the Registrant is unable to complete and file its Form 10-QSB by the prescribed filing date without unreasonable effort and expense. The Registrant currently anticipates filing the Form 10-QSB within 5 days of the date hereof.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Brent A. Jones          813             224-9255
                  --------------     ------------         --------
                     (Name)           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

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Other than as previously disclosed under Item 5 of the Company's Form 10-QSB for the quarter ended September 30, 2005, filed with the SEC on November 15, 2005, the Company has filed all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act during the preceding twelve months.

The Company is currently reviewing all contracts to determine if any contracts are material and are outside the ordinary course of business. Any contracts which the Company identifies as material definitive agreements not made in the ordinary course of business and not previously disclosed on Form 8-K will be included under Item 5 of the Company's Form 10-QSB for the quarter ended December 31, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its revenues for the quarter for ending December 31, 2005 will be nominal and substantially the same as revenues for the three month period ending September 30, 2005. Registrant anticipates that its net loss for the three month period ending December 31, 2005 will decrease from a net loss of $ 5,106,177 for the month period ending September 30, 2005 to $3,879,998 for the quarter for ending December 31, 2005.

                        TELZUIT MEDICAL TECHNOLOGIES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    February 14, 2006          /s/ Don Sproat
      -------------------          --------------------------------------
                                   Donald Sproat, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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